P.E. 2/26/02



02017260

EXECUTED

FORM 6-K



RECD S.E.C.
FEB 2 6 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR FEBRUARY 26, 2002

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)



PROCESSED
MAR 0 6 2002
THOMSON
FINANCIAL

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

Santiago, February 22, 2002
Gen. Mgt. No. 49/2002

Mister
Alvaro Clarke D.
Superintendent of Securities and Insurance
Teatinos 120
Santiago

Dear Sir,

With reference to the contents of Circular No. 79 dated January 14, 2002, Item (b) issued by your Superintendency, I advise you of the following:

1. As is public knowledge, on January 6, 2002 the Congress of the Republic of Argentina approved Law No. 25,561 of Public Emergency and Reform of Exchange Regulations ("the Law").

2. Article 8 of the Law states that "...as from the moment this law was sanctioned (January 6, 2002) the clauses contained in the contracts signed with the Public Administration under public law, included amongst them those pertaining to public works and services, that refer to the adjustment of the Dollar and of other foreign currencies and the clauses that refer to indexation on the basis of price indexes in other countries and any other indexation mechanism, became null and void. The prices and tariffs arising from those clauses are now established in Pesos at a rate of exchange of ONE PESO ($1) = ONE UNITED STATES DOLLAR (US$1).

3. In addition, Article 9 of the Law authorizes the National Executive Power "...to renegotiate the contracts mentioned in Article 8 of this Law." In the case of the contracts involving the provision of public services, the following criteria should be taken into consideration: 1) the impact of tariffs on the competitiveness of the economy and on the distribution of income; 2) the quality of the services and the plans for investment when these are stipulated in the contracts; 3) the interest on the part of the user and the accessibility of the services; 4) the security offered by the systems; 5) the profitability of the companies; and 6) the investments actually undertaken and the other obligations committed to in the contract.

4. Furthermore, on February 12, 2002, the Argentine Executive Power dictated Decree No. 293 ("the Decree"), a copy of which we attach hereto, in which the Minister of the Economy is asked to renegotiate the contracts covered under Article 8 of the Law that refer to the provision of public works and services. Amongst the public services included in the renegotiation of the contracts, the Decree specifically mentions the services of distribution and sale of electric power.

5. The Decree also points out that the proposals on the renegotiated contracts must be submitted to the National Executive Power within a term of 120 days from the enactment of this Decree. The Minister of the Economy will meet with the companies that supply services and the legally registered user and consumer associations and the regulatory and controlling entities in order to seek information and their opinions.

6. The Decree establishes as a Guide to Renegotiation the economic criteria defined in Article No.9 of the stated Law and adds the indications contained in Item No. 6 of Paragraph No. 3 above.

7. Naturally, the enactment of Law No. 25,561 on the Public Emergency and Reform of the Exchange Regulations in Argentina affects the economic and financial situation of ENERSIS S.A. as, for example, one of its subsidiaries, EMPRESA DISTRIBUIDORA SUR SOCIEDAD ANONIMA (EDESUR S.A.) has a Contractual Concession to provide public electricity services in the city of Buenos Aires signed with the Executive (approved by Decree No. 714/92) on April 28, 1992. This Law annuls the guidelines on exchange established in this Contractual Concession for the purposes of calculating and recalculating the tariffs that include in their make-up added value for distribution that remunerates the activities of EDESUR S.A. At the same time, as we stated above, the Law impedes the application of the clauses on indexation based on price indexes in other countries and establishes that the tariffs for public services must be converted to Pesos at a rate of 1 Peso ($1) = 1 US Dollar (US$1). All this affects the whole essence of this Concession Contract.

8. Bearing in mind this information and especially the devaluation of the Peso in the Republic of Argentina during 2002, before proceeding with the negotiations with the Argentine Government, ENERSIS S.A. estimates that its net cash flows (operating cash flows less financial costs) will decrease by approximately US$ 112 million, a figure that amounts to 18.7% of the total flows received from all its Latin American operations in the year 2001.

9. Nevertheless, ENERSIS S.A. expects to be able to compensate for this reduction in its net flows with the result of the negotiations it will be initiating shortly with the Argentine Government in accordance with the contents of Decree No. 293. The economic criteria of this negotiation that has been defined by the Argentine Authorities in the mentioned legal regulations supports our impression that the negative impact on the net flows of ENERSIS S.A. could be reverted within a reasonable period of time.

10. Finally, it is important to point out that during the months of January and February of the current year, ENERSIS S.A.'s subsidiaries in Argentina have continued to provide their services in the electricity sector on a regular and efficient basis, complying with all their obligations with their clients.

Yours sincerely,

Enrique García A.
General Manager

cc: Santiago Stock Exchange
Electronic Stock Exchange of Chile
Stock Brokers Market, Valparaíso
Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.



Dated: February 26, 2002

By:________________________

Name: Enrique García

Title: Chief Executive Officer